Contact

www.linkedin.com/in/stefanie-garcia-turner (LinkedIn)
tuyyofoods.com (Company)

Top Skills

Consumer Behavior
Business Modeling
Professional Skills

Languages

Spanish

Stefanie Garcia Turner

Chief Commercial Officer & Co-Founder TUYYO Foods
United States

Summary

I have worked in the Natural products industry for almost two decades in a variety of roles and responsibilities including procurement, supplier business development, and sales and distribution management.

With TUYYO foods, I am taking this experience back to my cultural roots and creating cleaner ingredient Latin American foods and beverages, and a company that will support Hispanic communities across the US.

https://tuyyofoods.com

Experience

TUYYO

Co-Founder & CCO
August 2020 - Present (6 years)
Santa Barbara, California, United States

Latin-American foods and beverages made with natural ingredients with a broader mission to support and elevate Hispanic communities.

Sofrito Foods

Advisor
November 2017 - May 2022 (4 years 7 months)
Greater Chicago Area

Cultivar Consulting LLC

Founder
September 2017 - February 2022 (4 years 6 months)
Santa Barbara, California, United States

Provide project management, branding, sales, and marketing support for clients. Provide insights and materials on how to best approach retail and successfully launch their products in the marketplace.

This Bar Saves Lives

Director of Sales

December 2016 - September 2017 (10 months)

Worked to develop sales strategy and grow profits through omni-channel approach. Customers included Starbucks, Target, WeWork, Whole Foods Market, Earth Fare, Google, Twitter, and Paradies Lagardere.

The Honest Company

Regional Account Manager- Central

December 2015 - November 2016 (1 year)

Chicago, IL

Managed a portfolio of 50+ products across Grocery and HBC (personal care). Oversaw HQ calls at UNFI, KeHE, Whole Foods Market, Natural Grocers, NCG, INFRA, and Fresh Thyme.

Whole Foods Market Midwest Region

9 years 3 months

Local Forager and Competitive Strategy Coordinator (Director)

October 2011 - December 2015 (4 years 3 months)

Greater Chicago Area

Launched over 500+ products at Whole Foods Market across multiple categories. Assisted brands in navigating their retail approach to optimize pricing and promotions. Facilitated $1million in loans through company loan program to producers.

Analyzed pricing and margin strategy and provided competitive insights to company executives.

Customer Service Team Leader

January 2009 - October 2011 (2 years 10 months)

Associate Store Team Leader

October 2006 - January 2009 (2 years 4 months)

Starbucks

Assistant Store Manager

February 2001 - October 2006 (5 years 9 months)

Education

Emory University - Goizueta Business School

Executive MBA · (2020 - 2021)

Johnson & Wales University
Bachelor of Science, Foodservice Management · (2003 - 2005)

Johnson & Wales University
Associate of Science, Restaurant Management; Hospitality Sales and Meeting Management · (2001 - 2003)